DANIELLE LEIGHTON
Tech Founder | CEO | Community Builder

📞  | ✉ ░░░░░░░░░ | 🔗 linkedin.com/in/danielleleighton | 🌐 Denver, CO

SUMMARY

Visionary leader with a journey of transformation from the legal and energy sectors to guiding others in self-discovery and creativity. Expert in strategic planning, innovative marketing, and fostering collaborative environments. Committed to social impact, diversity, and inclusion. Known for building high-performing teams and achieving market leadership through creative problem-solving and strategic partnerships.

KEY SKILLS

- Org Vision & Strategy
- Creative Problem Solving
- Complexity Translation
- Operations Management
- Customer Success
- Strategic Partnerships

EXPERIENCE

Founder & CEO | Mazzy   2024-Present

Leading Mazzy, a tech-enabled community and entertainment platform designed for women seeking empowerment, connection, and fun. Responsible for overall strategy, operations, and growth.

Founder & Creative Force | DanielleLeighton.com   2021-Present

Launched and grew *Alice Gratified*, an online store offering curated prints and bespoke merchandise that inspire creativity, connection, and wonder. Authored the midlife memoir *Alice Falling*, detailing journey of self-discovery and inner transformation.

Strategic Consultant | LeightonUp Ventures   2013-Present

Advising companies and nonprofits on vision-setting, marketing communications, stakeholder mapping, product roadmaps, project and product management, growth strategies, investor presentations, and financial modeling.

Subject Matter Expert: Geology | Enverus   2019-2021

Managed an $8MM ARR geology product line post-acquisition of RVI. Collaborated with executive leadership on product roadmap, sales training, and competitive analysis.

Founder & CEO | Earth Index   2015-2019

Developed industry-disrupting technology application. Raised capital, recruited a world-class team, designed AI-driven products, and sold the majority of the company in 2019.

VP Operations | RVI   2009-2014

Executed company sale, repositioned company as a big data leader, managed marketing, communications, strategic planning, business development, sales, and operations.

COMMUNITY LEADER	✦ Leader, Bold Betties, Energy Tech Hub, and Denver Meetup ✦ Partner / Theory of Change Coach / Strategist, Social Venture Partners ✦ Board Director / Volunteer, Spark the Change Colorado ✦ Co-Leader / Reach for the Peak Advisor, Girl Scouts of Colorado ✦ Volunteer Advocate & Teacher, Black Sash Legal Aid & Lobbying Cape Town, South Africa ✦ Founder, Free Legal Advocate Program, St. Cloud State University
THOUGHT LEADERSHIP & AWARDS	✦ Frequent Presenter, Startup Community / Startup Week ✦ Leadership Denver Class of 2023, Denver Metro Chamber Leadership Foundation ✦ Winner: Regulation Explorer App & Ongoing Mentor, GoCode Colorado ✦ GOLD (Graduate of the Last Decade) Award, St. Cloud State University

EDUCATION & CERTIFICATION	✦ JD, University of Denver Sturm College of Law
	  Internships:
	    • McKenna Long & Aldridge, Brussels, Belgium
	    • Attorney General of Ireland, Dublin
	✦ BA Cum Laude, Political Science / Psychology, St. Cloud State University
	✦ Pragmatic Product Management Certified, Pragmatic Product Institute
	✦ Energy Fellow, Colorado Cleantech Industries Association

Bio: Danielle Leighton, Visionary Leader and Proven Entrepreneur

Danielle Leighton is a dynamic and visionary leader known for her transformative journey from the legal and energy sectors to becoming a beacon of creativity and self-discovery. With a JD from the University of Denver and a BA from St. Cloud State University, Danielle began her career with significant roles in the legal and energy industries, including founding Earth Index and leading key operations at RVI and Enverus. Her strategic vision and innovative approach drove substantial growth and industry disruption, culminating in a successful exit in 2019.

Embracing a period of introspection and growth, Danielle founded DanielleLeighton.com, where she launched *Alice Gratified*, an online store offering curated prints and bespoke merchandise designed to inspire creativity and connection. She also authored the memoir *Alice Falling*, a powerful narrative of midlife reinvention and self-discovery.

These ventures laid the groundwork for Danielle's latest endeavor, Mazzy—a tech-enabled social community platform that is empowering women through connection, belonging, and fun. As the Founder and CEO, Danielle leverages her extensive experience in strategic planning, innovative marketing, and building high-performing teams to drive Mazzy's success.

Danielle's commitment to social impact, diversity, and inclusion underscores her leadership philosophy. She is an active community leader, previously serving as a partner and strategist with Social Venture Partners and board member volunteering with several organizations. Danielle's ability to turn vision into reality, combined with her entrepreneurial spirit, makes her a highly investible and exciting leader.